United States securities and exchange commission logo





                           May 7, 2020

       Matthew G. Molchan
       Chief Executive Officer
       Digirad Corporation
       1048 Industrial Court
       Suwanee, Georgia 30024

                                                        Re: Digirad Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed April 30,
2020
                                                            File No. 333-237928

       Dear Mr. Molchan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Paul
Fischer at 202-551-3415 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jason Cabico, Esq.